AKERMAN SENTERFITT
One Southeast Third Avenue
28th Floor
Miami, Florida 33131
August 24, 2006
VIA EDGAR CORRESPONDENCE
John Reynolds
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549-0303

RE:	MBF Healthcare Acquisition Corp. Registration Statement on Form S-1 File No. 333-135610 Filed July 5, 2006
Mr. John Reynolds:
     On behalf of MBF Healthcare Acquisition Corp. (the “Company”), we hereby respond to the Commission Staff’s comment letter dated August 4, 2006 regarding the Company’s Registration Statement on Form S-1 (the “Form S-1”) filed July 5, 2006. Please note that for the Staff’s convenience we have recited each of the comments in bold and provided the Company’s response immediately below the comment. The headings and numbers of the responses coincide with the headings and comment numbers set forth in the comment letter.
     The Company has filed, simultaneously with the delivery of this letter, Amendment No. 1 to the Form S-1 (the “Amendment”), which has been blacklined to reflect all changes made since the Form S-1 was filed on July 5, 2006. To expedite your review, we have provided to you, Brian Bhandari and Jay Williamson copies of the blacklined Amendment.
General Comments
1.	Prior to the effectiveness of the company’s registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the Underwriters has received clearance by the NASD.
     The Company will inform the Staff of the NASD clearance prior to effectiveness.
2.	Have you identified or been provided with the identity of, or had any indirect contact with potential acquisition candidates? In addition, affirmatively state, if

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accurate, that neither the company nor any of its affiliates or representatives has, as of the date of the prospectus, taken steps towards locating or consummating a business combination transaction. Please disclose whether you have any specific business combination under consideration and have had any discussions with respect to such a transaction. If management, the directors, or any affiliate, agent or any other representative of the company has already taken direct or indirect measures to locate a target business, or unaffiliated sources have approached you with possible candidates, you must disclose this information or advise us. We may have further comment.

Please be advised that the Company has not identified or been provided with the identity of, or had any indirect contact with potential acquisition candidates. In addition, neither the Company nor any of its affiliates or representatives has, as of the date of the prospectus, taken steps towards locating or consummating a business combination transaction. Further, the Company does not have any specific business combination under consideration and has not had any discussions with respect to such a transaction. Neither management, nor the directors, any affiliate, agent or any other representative of the Company has taken direct or indirect measures to locate a target business. In addition, no unaffiliated sources have approached the Company with potential target businesses for acquisition by the Company. The Company has revised the disclosure accordingly on page 2 of the Amendment.

3.	Please tell us the factors you considered in determining to value this offering at $150,000,000. What factors did you consider when determining that you might need $142,500,000 in the trust fund to effect the business combination contemplated by the registration statement? It does not appear to the staff as though the determination to value the offering at this amount is an arbitrary decision and we would like to know the specific factors and motivations behind the valuation. Does the company expect to obtain additional funding through other financing arrangements to acquire a target? If so, please explain. Please note in particular that we are not seeking simply whether or not you have “a specific business combination under consideration” but are looking more to the type, nature and results to date of any and all diligence, evaluations, discussions (formal or informal), negotiations and/or other similar activities undertaken, whether directly by the company, an affiliate thereof, or an unrelated third party, with respect to a business combination transaction involving the company. This includes the time period before the company’s corporate existence was established and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals. We may have further comment.

The Company previously disclosed the factors used in determining to value this offering at $150,000,000 in the third paragraph on page 2 of the Form S-1. Although the Company has no specific target business identified for a specific business combination, the Company believes, based on the experience of its management in the healthcare industry, that there should be opportunities to effect a business combination whose value

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is at least $116,000,000. The Company and the underwriters also discussed and took under consideration the marketability of the offering and how the offering would be received by investors that customarily would invest in special purpose acquisition companies such as the Company. In this regard, the underwriters believed that an offering of $150 million would be appropriate to help ensure that there be sufficient demand for the Company’s securities in the market. In addition, the Company and the underwriters placed some weight on the structures of similarly situated offerings that have recently been completed.

The Company does not currently expect to obtain additional funding through other financing arrangements to acquire a target. However, as previously disclosed in the third paragraph on page 2 of the Form S-1, the Company may choose, if it is able, “to pay a portion of the business combination consideration with shares of our common stock or if we are able to finance a portion of the consideration with debt financing.” Further, as disclosed in the same paragraph, “No financing arrangements have been entered into or contemplated with any third parties to raise any additional funds, whether through the sale of securities or otherwise. . .” The Company has added disclosure in that paragraph stating that it has not identified any potential target businesses for its initial business combination. See page 2 of the Amendment. Please also be advised that the Company has not undertaken any diligence, evaluations, discussions (formal or informal), negotiations and/or other similar activities, whether directly by the Company, an affiliate thereof, or an unrelated third party, with respect to a business combination transaction involving the Company. This includes the time period before the Company’s corporate existence was established and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals. While MBF Healthcare Partners, L.P. (and its partners and employees) have engaged in the review of acquisition targets on behalf of MBF Healthcare Partners, L.P., they have not reviewed any acquisition targets on behalf of the Company.

4.	Please clarify whether the company will or may, invest alongside other blank check companies in pursuing a target business. In addition, please disclose whether the company may invest alongside an affiliate of the company or management.

Please be advised that the Company will not invest alongside other blank check companies, or alongside an affiliate of the Company or management. The Company has revised the disclosure accordingly on page 75 of the Amendment.

5.	We note the requirements in Section 281(b) of Delaware General Corporation Law that a dissolved corporation which has not followed the procedures in Section 280 shall adopt a plan of distribution to which the dissolved corporation “(i) shall pay or make reasonable provision to pay all claims and obligations... (ii) shall make such provision as will be reasonably likely to be sufficient to provide compensation for any claim against the corporation which is the subject of a pending action, suit or proceeding to which the corporation is a party and (iii) shall make such provision as will be reasonably likely to be sufficient to provide compensation for claims that have not been made known to the corporation..., are likely to arise or to become

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known to the corporation ... within 10 years after the date of dissolution.” Please provide us with a legal analysis as to how the company will comply with Sections 280 or 281(b) and disclose in the prospectus the procedures that the company will undertake to comply. Also, revise the disclosure throughout the prospectus to include the effect that this provision will have upon the stockholders’ rights to receive their portion of the trust in the event of liquidation. In addition, please include a discussion as to how the funds held in trust could be subject to a bankruptcy proceeding by the company.

Because the Company will not be complying with Section 280 of the DGCL, it will seek stockholder approval to comply with Section 281(b) of the DGCL, requiring it to adopt a plan of dissolution that will provide for its payment, based on facts known to it at such time, of (i) all existing claims, (ii) all pending claims and (iii) all claims that may be potentially brought against it within the subsequent 10 years. However, because the Company is a blank check company, rather than an operating company, and its operations will be limited to searching for prospective target businesses to acquire, we believe that the only likely claims to arise would be from its vendors (such as accountants, lawyers, investment bankers, etc.) or potential target businesses. As described in the Amendment, the Company intends to have all vendors and prospective target businesses execute valid and enforceable agreements with it waiving any right, title, interest, or claim of any kind in or to any monies held in the trust account. As a result, we believe the claims that could be made against the Company are significantly reduced and the likelihood that any claim that would result in any liability extending to the trust is limited. The Company has disclosed how it will comply with Section 281(b) on page 63 of the Amendment and has otherwise revised the disclosure accordingly on pages 8, 9, 10, 17, 62 and 63 of the Amendment.

6.	Please disclose all steps the company has taken to confirm that executive officers have funds sufficient to satisfy their obligations with respect to ensuring the trust account is not depleted.

The Company has revised the disclosure accordingly on page 18 of the Amendment.

7.	We note that the company intends to purchase an operating company in the healthcare industry. In an appropriate section, please define this industry.

The Company has revised the disclosure accordingly on page 49 of the Amendment.

8.	We note that you propose to conduct a private offering immediately prior to the effective date of the current registration statement. In a letter dated March 23, 1984 between John Huber and Michael Bradfield (Bankers Trust letter) the Division took the position that the mere filing of a registration statement was the equivalent to a general solicitation and that, as a result, any securities law exemption for a simultaneous private placement was potentially not valid. This, in turn, would entitle the purchasers to certain statutory and contractual rights, including

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rescission. Please provide an analysis of this issue will respect to your offering including its effect on the protections offered by the trust account.

As discussed with Mike Karney and Ms. Lester of the Staff on June 22, 2006, it is our understanding that the Staff has extended the Black Box no-action letter to permit a simultaneous private placement/public offering so long as the purchasers in the private placement are officers, directors and initial stockholders of the Company. The Staff further noted that with respect to an initial stockholder that is an entity, there can be no new investors in the entity from the time the Form S-1 is filed until the completion of the private placement. The private placement conducted by the Company will meet these criteria. Specifically, the purchaser in the private placement will be the Company’s initial stockholder, MBF Healthcare Partners, L.P. In addition, the Company will confirm that there have been no new investors in MBF Healthcare Partners, L.P. during the period from the filing of the Form S-1 until the completion of the private placement. Accordingly, the Company believes that the private placement will be a valid private placement under Section 4(2) of the Securities Act of 1933, as amended. In addition, the Private Placement Purchase Agreement (filed as Exhibit 10.6 to the Form S-1) relating to the purchase of the Units contains a general waiver of any claims, including rescission, against the Company and a waiver of any claims against the trust account. Finally, the Company previously included a risk factor, “If the private placement was not conducted in compliance with applicable law...,” which discusses the impact of a potential rescission offering on the trust account.

9.	We note your references throughout the registration statement to the fact that MBF Healthcare Partners, L.P. is a “private equity firm.” Please discuss in an appropriate place in the registration statement whether the company may acquire an entity that is either a portfolio company of or has otherwise received a financial investment from either MBF Healthcare Partners, L.P. or an affiliate thereof; and if so describe the criteria, if any, that the company will utilize in such an instance to ensure that the transaction is conducted on an arm’s-length basis, including but not limited to whether the company will seek to obtain an independent fairness opinion from an unaffiliated investment bank with respect to such a transaction. Please discuss in detail any consideration that the company or its officers and directors have given to enter into a business combination with companies affiliated with the company’s existing stockholder or officers and directors. We may have further comment.

Please be advised that the Company previously disclosed that it may acquire one or more businesses affiliated with the Company’s existing stockholder, or its officers and directors. See the disclosure in the risk factor, “We may engage in a business combination with one or more target businesses that have relationships with entities that may be affiliated with our existing stockholder or our officers and directors, which may raise potential conflicts of interest” on page 21 of the Amendment and the third bullet under “Conflicts of Interest” on page 71. As previously disclosed, the Company will obtain an opinion from an independent investment banking firm regarding the fairness to

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its stockholders from a financial point of view of a business combination with one or more businesses affiliated with its existing stockholder and its officers and directors. Other than as disclosed, neither the Company nor any of its officers and directors has considered entering into a business combination with companies affiliated with the Company’s existing stockholder or officers and directors.

10.	We note your disclosure that MBF Healthcare Partners, L.P. is a private equity fund which currently owns 100% of your outstanding stock and, following the offering, will own 21%. Please disclose whether MBF Healthcare Partners, L.P. is an investment company. If the partnership falls within the exemption under Section 3(c)(1) of the Investment Company Act, please advise whether the issuance of securities by an entity controlled by the partnership could be attributed to the partnership for purposes of the Section 3(c)(1) exemption. We may have further comment.

The Company will respond to this comment under separate cover.

11.	Please advise us of, and describe in the business section, in detail, the similarities and differences between the business plans of MBF Healthcare Acquisition Corp. and MBF Healthcare Partners, L.P. In your analysis, please compare the business objectives, targeted investors, risk characteristics and securities invested. We may have further comment.

The Company has revised the disclosure accordingly on page 54 of the Amendment.

12.	We note your disclosure in the summary and the business section that management intends to stay involved with the company following a business combination, either as managers or in an advisory capacity. We further note the disclosure in the summary on page 2 that the company intends to direct its efforts on identifying acquisition candidates that have “a valuable asset embedded in an underperforming business that would be more effectively utilized by improved management ... a moderate or lagging business that may benefit from the management expertise that we can bring.” We further note the disclosure on page 51 that “the combination of experience and background of our management team will enable us to identify, attract, and then significantly improve the value of potential target businesses in our target industries.” In light of this disclosure, please disclose in detail, to the extent possible, how the company intends to accomplish this, referencing the necessary transaction structure, valuation determinations, exchange ratios, and other contingencies which must be addressed and structured so as to ensure that the company’s management and/or directors will be able to maintain their positions with the company post-business combination.

The Company has revised the disclosure throughout the Amendment to clarify management’s role with the Company before and after the consummation of a business combination. See pages 2, 20 and 55 of the Amendment. Further, as disclosed on page 18 of the Amendment, the role that management will assume following a business

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combination will depend on the type of business acquired and the sector of the healthcare industry in which the target company operates. Except as previously disclosed, the Company is unable to predict how it will ensure that its management and/or directors will be able to maintain their positions with the Company post-business combination. Accordingly, no additional disclosure regarding the necessary transaction structure, valuation determinations, exchange ratios, and other contingencies has been made.

13.	The staff notes that each of the officers/directors of the company discloses a significant level of experience in the healthcare and closely related industries. In each case, a substantial part of such experience is derived from such individual’s existing and ongoing involvement in private equity funds and/or companies in the healthcare industry. In light of the ongoing nature of the involvement of the officers/directors with firms such as, MBF Healthcare Partner, L.P., and the company’s stated intent to focus on acquisition candidates in the healthcare industry, please provide the following disclosure: (i) for each of the officers/directors of the company, provide a listing of each entity with which a conflict of interest may or does exist with the company; (ii) indicate for each such entity the priority and preference such entity has relative to the company with respect to the performance of obligations and the presentation of business opportunities; (iii) in light of the fact that each officer/director is looking at the same companies with respect to both the company and those other entities in which each such individual is involved, it would appear that all contacts and discussions currently being conducted by each such individual are relevant to the company and its business operations (including potential acquisition targets) and should be fully disclosed and discussed in the prospectus; and (iv) to the extent that any of the officers/directors have established criteria by which they are evaluating any contacts or discussions insofar as they relate to the company, disclose such criteria and discuss how they are applied. We may have further comment.

The Company has revised the disclosure with respect to clauses (i) and (ii) accordingly on pages 21, 74 and 75 of the Amendment. With respect to clause (iii), as discussed in our response to Staff comment 25, the Company has agreed that any target companies with respect to which MBF Healthcare Partners, L.P. has conducted any diligence or financial evaluations, or entered into any discussions (formal or informal), negotiations or initiated any contacts regarding such company’s acquisition prior to the completion of the Company’s offering of Units pursuant to the Form S-1 will not be a potential acquisition target for the Company. Please be advised that no officer or director has established criteria by which they are evaluating any contacts or discussions insofar as they relate to the Company.

14.	Given that the offer and sale of the warrants and the securities underlying the warrants are included in the “units” being registered, the offer and sale of the underlying securities are registered at the time of effectiveness. As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time such warrants are exercised. In light of this fact, please tell us how you plan to account for these warrants upon issuance. In this regard, it appears that pursuant to the guidance in paragraphs 14-18 of EITF 00-19

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you may be required to account for the warrants as liabilities marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract, and as a result liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your proposed accounting for your warrants. We note that it appears you are currently assuming that the warrants will be classified as equity upon issuance based on the review of your capitalization table and the summary financial data as adjusted. If you conclude that liability classification will be required upon issuance, please revise your capitalization table, pro forma disclosures, and dilution information to properly reflect this classification. Additionally, please add disclosure in the document describing your proposed accounting for the warrants upon issuance, including the potential impact for volatility in your income statement given the requirement to mark the warrants to fair value each period.

The warrant agreement specifies in Section 3.3.2 that in the event the Company is unable to deliver registered shares of common stock, the warrants registered in the offering cannot be exercised and such warrants may have no value and expire worthless. Further the warrant agreement specifies in Section 3.3.3 that in no event will the Company be required to net cash settle any warrant exercise. Accordingly, in accordance with paragraphs 14-18 of EITF 00-19, the Company has concluded that upon issuance, liability classification is not required.

15.	Consider the comment above, please revise to file the warrant, registration rights, and related agreements as applicable as Exhibits.

The warrant agreement and the warrant certificate are filed as Exhibits 4.3 and 4.4 to this Amendment. The registration rights agreement will be filed as an exhibit in a future amendment.
Prospectus Cover Page
16.	Please clarify the ownership structure of MBF Healthcare Partners, L.P. including a statement whether any members of your management team hold interests in the partnership. In addition, please confirm whether the partnership is a “closed” partnership as well as whether the partnership or its partners may sell interests in the partnership during the business combination period. In addition, please advise us of the number of investors in the partnership and clarify whether the company will be considered a portfolio company of the partnership.

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The Company has revised the disclosure on the cover page to clarify that members of the Company’s management and directors hold interests in MBF Healthcare Partners, L.P. Please also be advised that the offering of MBF Healthcare Partners, L.P.’s interests has been completed, and it has no intention to offer additional partnership interests. However, subsequent to the completion of the private placement and the offering, MBF Healthcare Partners, L.P. may, from time to time, including during the business combination period, sell interests to accredited investors who wish, on an unsolicited basis, to purchase MBF Healthcare Partners, L.P. interests. There are currently 31 investors in MBF Healthcare Partners, L.P. The Company will be considered a portfolio company of MBF Healthcare Partners, L.P.
Prospectus Summary
17.	In the summary section and the business section, we note that you make several assertions regarding market conditions. Please provide us with reasonable support for the assertions and summarize the support in the prospectus. If a third party is the source of the information, please name the third party and the publication where the information can be found. For example, we note the Statement that “[o]verall, national healthcare spending is anticipated to continue to grow at close to 7% per year, reaching nearly $3.8 trillion by 2014.” Please clearly provide the source of each assertion.

The Company has revised the disclosure accordingly on page (i) of the Amendment.

18.	Please clarify how the 5% interest rate on the loan between MBF Healthcare Partners, L.P. and the company was determined.

The Company has revised the disclosure accordingly on pages 6 and 48 of the Amendment.

19.	On page 8 you disclose that you “will dissolve and promptly distribute only to [y]our public stockholders the amount in the trust account. . .” Briefly describe here and in more detail in the business section, the procedures that the company will follow in dissolving the company and distributing the proceeds held in trust. Also include the costs of such dissolution and the sources of funding. In addition, please clarify your usage of “promptly” with more definitive language.

The Company has revised the disclosure accordingly on pages 8, 62 and 63 of the Amendment.

20.	Please briefly disclose here and in more detail in the principal shareholders section, the “limited exceptions” referred to on page 8 and state their source as it relates to the escrow of management shares.

The Company has revised the disclosure accordingly on pages 10, 79 and 91 of the Amendment.

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Summary Financial Data, page 10
21.	Please revise to clarify whether the initial conversion price of $7.60 payable to a converting shareholder also includes a portion of the deferred underwriter’s discount.

The Company has revised the disclosure accordingly on page 11 of the Amendment.

22.	Tell us why you have presented the net amount of deferred underwriter discount ($2.4 million) outside of permanent equity. It appears this amount should be classified as a liability. Please advise or revise your capitalization table on page 43 as necessary.

The $2.4 million is due to the underwriter upon the completion of the initial business combination, which will occur subsequent to the completion of the offering. Accordingly, for pro forma purposes, this expected payment is presented as a liability rather than permanent equity. In order to make it clear that this amount represents a liability, the Company has revised the presentation to reflect this amount above total liabilities in Summary Financial Data on page 11 of the Amendment and above note payable in the capitalization table on page 44 of the Amendment.
Risk Factors, page 12
23.	On page 13 you state that the proceeds held in trust may not be distributed “until the earlier of (i) a business combination or (ii) our liquidation or as otherwise permitted in our certification of incorporation. . .” (emphasis added). Please explain the meaning of the underlined portion of this disclosure and how it relates to your language elsewhere that these provisions are obligations to your shareholders. In addition, we note that the third bullet point in the risk factor ‘“Under Delaware law, the requirements...” is unclear — shouldn’t this be a restrictive clause?

The Company has revised the disclosure on page 14 of the Amendment to delete the underlined language. In addition, the Company has revised the third bullet point accordingly.

24.	In reference to risk factor nine on page 15, please file as an exhibit the agreement in which current officers have agreed to be liable for claims by vendors.

The Company will file the Form of Omnibus Letter Agreement containing such agreement by amendment as Exhibit 10.7.

25.	On page 21 you disclose that MBF Healthcare Partners, L.P. “has acquired one healthcare company and is targeting companies in the healthcare industry for acquisition or investment.” As an initial matter, please disclose the name of the company that the partnership has acquired. Secondly, given that the company and the partnership share common management, please advise why it is appropriate to disclose that your efforts have been limited to organizational activities. In this

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regard, it seems unclear how the company could claim that the targeting efforts made on behalf of the partnership — the company’s sole shareholder, are not attributable to the company. Please explain. Also disclose the due diligence conducted by management with respect to the partnership in the past year — including the name of the company and the approximate size of the investment. We may have further comment.

The Company previously disclosed in the Form S-1 the name of the company that MBF Healthcare Partners, L.P. acquired. See page 54 of the Amendment. The Company believes that it is appropriate to disclose that its efforts have been limited to organizational activities because, as disclosed in the Amendment, it has had no operating results to date and has no business combination under consideration and has neither identified, nor been provided with the identity of any potential target businesses. The targeting efforts made on behalf of MBF Healthcare Partners, L.P. should not be attributable to the Company since the Company has agreed that any target companies with respect to which MBF Healthcare Partners, L.P. has conducted any diligence or financial evaluations, or entered into any discussions (formal or informal), negotiations or initiated any contacts regarding such company’s acquisition prior to the completion of the Company’s offering of Units pursuant to the Form S-1 will not be a potential acquisition target for the Company. Accordingly, the Company does not believe that the due diligence conducted by management with respect to MBF Healthcare Partners, L.P. in the past year, including the name of the company and the approximate size of the investment, is relevant to the Company’s operations, and is not required to be disclosed.

26.	We reviewed your risk factor disclosures under “Risks Associated with the Healthcare Industry” starting on page 28 and believe that this disclosure is speculative and/or insufficiently detailed. Please advise us why this disclosure is appropriate given that management is uncertain what sort of company it will acquire.

As previously disclosed throughout the Amendment, including the cover page and pages 30 and 49, the Company intends to acquire companies in the healthcare industry. Accordingly, the Company believes that the risk factor disclosure regarding the healthcare industry is appropriate.
Cautionary Note Regarding Forward Looking Statements, page 35
27.	We note that the company has included, in its identification of forward looking statements, several statements and/or provisions which the company, has described elsewhere as obligations to its stockholders. These forward looking statements, which include without limit: (1) your statement that you will not take action to amend the protective provisions of your certificate of incorporation; (2) your intention to make liquidating distributions as soon as possible in the event that it is required; and, (3) your plan to seek stockholder approval of any business combination, appear to undermine your obligation to act in the manner prescribed by the Form S-1. Please advise or revise.

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The Company has deleted the above-referenced forward looking statements on page 37 of the Amendment.
Use of Proceeds, page 38
28.	Please describe in more detail the statement on page 39 that “[i]nterest earned on the trust account ... will be held in the trust account for use in completing a business combination.”

The Company believes that the current disclosure on page 40 of the Amendment adequately discloses that the interest will be held in the trust account for use in completing a business combination or released to investors upon liquidation or conversion, as the case may be. Accordingly, the Company believes that additional detail is not required.
Management’s Discussion and Analysis, page 46
29.	We note your statement on page 47 and elsewhere that you believe that the $1.8 million held “outside of the trust account will be sufficient to allow [you] to operate for at least the next 24 months...” Please provide support for this assertion.

The basis for the Company’s belief that the $1.8 million will be sufficient for the next 24 months is set forth in the Use of Proceeds table on page 39 of the Amendment, which itemizes by category the Company’s anticipated uses of funds. The anticipated uses of funds is an estimate based on management’s experience in acquiring and operating companies, and is not based on any specific projections or other quantifiable basis.
Proposed Business, page 48
30.	Please provide a copy of the Centers for Medicare and Medicare Services reports referenced in this section.

We have supplementally provided a copy of the reports referenced in this section.

31.	Please explain the meaning of your statement on page 50, “[i]n partnership with experienced management teams, we expect to acquire target businesses that allow our management team the flexibility to make the changes needed to improve and grow the business.”

The Company has deleted the statement on page 51 of the Amendment.

32.	On page 51 you state that you believe you have competitive advantages in sourcing and executing business combinations in your target business. Please revise to clarify who this competitive advantage is relative to (e.g., other blank check companies, private equity funds, etc.)

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The Company has revised the statement on page 52 of the Amendment to delete the references to competitive advantages.

33.	On page 55 you disclose that you “believe that there are a number of target businesses that are attractive business combination candidates...” Please provide additional disclosure about these companies and clarify what makes them attractive targets.

The Company has deleted the statement on page 57 of the Amendment.
Certain Relationships and Related Transactions, page 71
34.	We note that your existing shareholder will be entitled to make two demands that you register the resale of the restricted securities placed in escrow. Please clarify the date on which the escrow period expires and state whether the company may or will waive the escrow provisions.

The Company has revised the disclosure accordingly on pages 10 and 74 of the Amendment.

35.	Your page 68 disclosure indicates that Mr. Saladrigas serves as a member of the Advisory Board of MBF Healthcare Partners, L.P. and that you consider him an independent director for purposes of the American Stock Exchange listing standards, and applicable SEC rules. We further note your disclosure, that MBF Healthcare Partners, L.P. is your promoter and parent. Accordingly, please disclose the amount and nature of any remuneration paid to Mr. Saladrigas in his role as an advisor. In addition, please provide a legal analysis supporting your statement that he is “independent” in light of the foregoing relationships. If the company concludes that he is not independent, please revise your disclosures accordingly.

The Company believes Mr. Saladrigas is independent for purposes of the American Stock Exchange (“AMEX”) listing standards and applicable SEC rules, notwithstanding the fact that he is on the Advisory Board of MBF Healthcare Partners, L.P., which is the promoter and parent of the Company, for the following reasons.

Under AMEX Section 121, “No director qualifies as independent unless the Board of Directors affirmatively determines that the director does not have a material relationship with the listed company that would interfere with the exercise of independent judgment.” The Company’s Board of Directors has made such a determination. Further, Mr. Saladrigas meets the criteria under AMEX section 121(a)-(f) for independence. Under AMEX Section 121(b), a person is not independent if he “is, or during the past three years was, employed by the company or by any parent or subsidiary of the company, other than prior employment as an interim Chairman or CEO.” Mr. Saladrigas is not employed by MBF Healthcare Partners, L.P. Rather, he is a member of the Advisory Committee of MBF Healthcare Partners, L.P., which serves an advisory function to MBF Healthcare Partners, L.P. Members of the Advisory Committee are not compensated for

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their services by MBF Healthcare Partners, L.P.; therefore Mr. Salidrigas is not an employee of MBF Healthcare Partners, L.P.

Under AMEX Section 121(b), a person is not independent if he “accepts any payments from the company or any parent or subsidiary of the company in excess of $60,00 during the current or any of the past three fiscal years, other than the following: (1) compensation for board service, (2) payments arising solely from investments in the company’s securities. . .” Mr. Saladrigas has not received any payments from the Company or MBF Healthcare Partners, L.P. during the past three fiscal years other than payments arising solely from being an investor in MBF Healthcare Partners, L.P.

Under Rule 10A-3(b)(1) of the Exchange Act of 1934, a person is independent for purposes of being on the audit committee if (1) he does not receive any compensation from the issuer or a subsidiary and (2) he is not an affiliate. Mr. Saladrigas has not received, and will not receive, any compensation from the Company or MBF Healthcare Partners, L.P. prior to the completion of a business combination. In addition, Mr. Saladrigas is not an affiliate of the Company as defined in Rule 10A-3(e)(1)(i) since he does not own any shares of the Company’s common stock, and will not own any shares following the offering, and is not an executive officer of the Company or an executive officer, employee, or general partner of MBF Healthcare Partners, L.P.

Accordingly, the Company believes that Mr. Saladrigas is independent for purposes of applicable AMEX and SEC rules.

36.	Please clarify whether management is, or will be, compensated — directly or indirectly, including performance-based bonuses, by MBF Healthcare Partners, L.P. for services rendered to the company.

Please be advised that management has not been, nor will be, compensated, directly or indirectly, including performance-based bonuses, by MBF Healthcare Partners, L.P. for services rendered to the Company. The Company has revised the disclosure accordingly on page 76 of the Amendment.

37.	Please clarify the language of the fourth bulleted paragraph under “Conflicts of Interest” on page 71.

The Company has revised the disclosure accordingly on page 75 of the Amendment.
Principal Stockholders, page 75
38.	Please revise your disclosure to indicate that your presentation also includes any shares which might be acquired in the next 60 days as required by Rule 13d-3.

The Company has revised the disclosure accordingly on page 78 of the Amendment.

39.	We note the disclosure on page 80 that “[a]ll of the remaining 5,000,000 shares are restricted securities under Rule 144 ...None of those shares will be eligible for resale

MBF Healthcare Acquisition Corp.
August 24, 2006
p. 15
under Rule 144 prior to [ ], 2008.” Please reconcile this statement with the disclosure under the subheading “SEC Position on Rule 144 Sales” on page 80 and analyze how the shares could be eligible for resale under Rule 144 in light of the Division’s letter to Ken Worm dated January 21, 2000.

The Company has revised the disclosure accordingly on page 84 of the Amendment.
Financial Statements
Notes to Financial Statements
General
40.	Please revise to disclose the pertinent details related to the private placement of 312,500 units to MBF Healthcare Partners, LP, a stockholder and affiliate. Please ensure that you disclose here and throughout your filing the material terms of the warrants included in the private placement (warrants purchased separately and underlying the units); state whether the warrants may be exercised or settled in registered or unregistered shares; discuss the settlement methods (for example, net share settlement or net cash settlement, etc.) and its likely future effect on your financial condition and results of operations.

The disclosure has been revised accordingly on pages 3, 82 and F-9 of the Amendment.
Other Regulatory
41.	Please provide a current consent of the independent accountants in any amendment.

A current consent of Grant Thornton LLP has been included in the Amendment.
Exhibits
Exhibit 5.1
42.	Please note that because your warrants and purchase options are also considered contractual provisions your legality opinion should be revised to: (1) state that they are valid, binding obligations of the company; and, (2) reference the state contract law covering the agreements.

Exhibit 5.1 has been revised accordingly.
     The Company believes that the responses provided above and the disclosures provided in the Amendment fully address the questions outlined in the comment letter. Please address any questions to the undersigned at (954) 468-2446 or to Kara MacCullough at (305) 982-5592.

Sincerely, AKERMAN SENTERFITT
/s/ Laurie L. Green
Laurie L. Green